                                            GLOBAL MARKETS & INVESTMENT BANKING

                                            4 WORLD FINANCIAL CENTER - 5TH FLOOR
                                            NEW YORK, NEW YORK 10080

(MERRILL LYNCH LOGO)                        212-449-6500

                                                                   June 24, 2005



Securities & Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:      Eaton Vance Tax-Managed Buy-Write Opportunities Fund
         Form N-2 Registration Statement No. 333-123770
         Investment Company Act File No. 811-21735


Ladies and Gentlemen:

         Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, we on behalf of the several underwriters, wish to advise you that distribution of the amended Registration Statement, Form N-2 as filed on May 25, 2005 and Preliminary Prospectus dated May 25, 2005 began on May 25, 2005 and is expected to conclude at approximately 5:00 p.m., June 27, 2005, with anticipated distribution results as follows: a limited number of Registration Statements have or will be sent to underwriters and approximately 163,220 copies of the Preliminary Prospectus have or will be sent to underwriters, dealers and institutions.

         In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, the undersigned, on behalf of the underwriters of the offering of common shares of beneficial interest of the Fund hereby joins in the request of the Fund for acceleration of the effective date of the above-named Registration Statement so that it becomes effective at 10 a.m. on June 27, 2005, or as soon as possible thereafter.

                                Very truly yours,

                                MERRILL LYNCH & CO.
                                MERRILL LYNCH, PIERCE, FENNER & SMITH
                                             INCORPORATED

                                On behalf of the several Underwriters

                                By: MERRILL LYNCH, PIERCE, FENNER & SMITH
                                                INCORPORATED


                                /s/ Richard Diaz
                                ------------------------------------------------
                                Name:  Richard Diaz
                                Title: Authorized Signatory